EXHIBIT 99.2

MATERIAL CHANGE REPORT
Section 75 of the Securities Act (Ontario)
Section 85 of the Securities Act (British Columbia)
Section 146 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 73 of the Securities Act (Québec)
Section 81 of the Securities Act (Nova Scotia)
Section 76 of The Securities Act, 1990 (Newfoundland and Labrador)

ITEM 1:   REPORTING ISSUER

                  Masonite International Corporation
                  1600 Britannia Road East
                  Mississauga, Ontario
                  L4W 1J2

ITEM 2:   DATE OF MATERIAL CHANGE

                  December 8, 2003

ITEM 3:   PRESS RELEASE

                  A press release was issued by Masonite International Corporation (the “Company”) on December 8, 2003 over CCN Matthews.

ITEM 4:   SUMMARY OF MATERIAL CHANGE

                  On December 8, 2003 the Company announced that it had signed a definitive agreement to acquire the residential entry door business of The Stanley Works.

ITEM 5:   FULL DESCRIPTION OF MATERIAL CHANGE

                  On December 8, 2003 the Company announced that it had signed a definitive agreement to acquire the residential entry door business of The Stanley Works. The purchase price is U.S.$160 million in cash. The definitive agreement includes a multi-year license for the use of the “Stanley Door” brand name and related brands by the Company following closing. Stanley’s entry door business sales are approximately U.S.$200 million (Canadian GAAP). The acquisition is expected to be immediately accretive to the Company’s earnings per share.

                  Closing of the transaction is subject to certain governmental approvals, third-party consents and customary conditions, and is anticipated to occur in the first quarter of 2004.

                  Stanley’s entry door business manufactures and pre-hangs steel and fibreglass residential entry doors and entry systems for sale primarily to the retail home improvement market in the United States. Stanley’s entry door business, known for its high quality, has state of the art facilities in Charlotte, North Carolina; Langley, British Columbia; Winchester, Virginia; Garland, Texas; and Rancho Cucamonga, California.

                  Based on a 2003 pro-forma basis, before any cost benefits derived from the combination, the accretion to the Company’s annual fully diluted earnings per share would be approximately U.S.$0.16.

                  The Company has obtained a bank commitment to fund the acquisition price with senior debt. On a pro-forma basis and immediately after the expected closing date, the Company’s pro-forma debt-to-equity ratio is estimated to be approximately 0.9 to 1 and its pro-forma debt-to-EBITDA ratio is estimated to be approximately 2.5 to 1, based on 12 months trailing results and not including any cost benefits from the combination.

ITEM 6:   RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

                  Not applicable

ITEM 7:   OMITTED INFORMATION

                  Not applicable

ITEM 8:   SENIOR OFFICER

                  For further information, please contact Robert Tubbesing, the Chief Financial Officer of the Company at (905) 670-6500.

ITEM 9:   STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.

                  DATED at Toronto, Ontario this 9th day of December, 2003.

by	/s/ Harley Ulster Harley Ulster Executive Vice-President, Corporate Secretary and General Counsel